

July 13, 2015

<u>Via E-mail</u>
Patrick W. Herrington
Chief Compliance Officer
Pekin Singer Strauss Management, Inc.
161 North Clark Street
Chicago, Illinois 60601

> **Re: Central GoldTrust**
> **Schedule 13G/A filed by Pekin Singer Strauss Management, Inc.**
> **Filed February 11, 2015**
> **File No. 005-87886**

Dear Mr. Herrington:

We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

1. Please supplementally advise us of any contacts, arrangements or agreements (whether oral or in writing) between Pekin Singer Strauss Management, Inc. (or any affiliates thereof) and Sprott Asset Management LP or Polar Securities Inc. (or any of their respective affiliates) with respect to units of Central GoldTrust during the period commencing around Central GoldTrust's 2015 Annual and Special Meeting of Unitholders through the date of your response.

2. We refer you to certain public statements including, but not limited to, statements in an April 27, 2015 press release, where you reference your position with respect to Polar Securities Inc.'s proxy solicitation and your support for Sprott Asset Management LP's non-negotiated offer for outstanding units of Central GoldTrust. We note that the filing persons have attested to their ability to file on Schedule 13G pursuant to Rule 13d-1(b). In light of the aforementioned statements by the filing persons, please supplementally

provide us with your well-reasoned legal analysis of the applicability of Rule 13d-1(e)(1)(i). We may have further comment.

Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions